FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	October 5, 2005	WRITER'S DIRECT LINE 414.297.5670 mplichta@foley.com Email
VIA EDGAR AND FACSIMILE		CLIENT/MATTER NUMBER 044741-0103

Mr. Jim B. Rosenberg
Ms. Sasha S. Parikh
Ms. Mary Mast
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	National Research Corporation Annual Report on Form 10-K for the year ended December 31, 2004 File No. 000-29466

Ladies and Gentlemen:

        On behalf of our client, National Research Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 15, 2005, with respect to the above-referenced Annual Report on Form 10-K. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses (in regular type).

        We are also enclosing the Company’s written statement requested by the Commission.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 1. Summary of Significant Accounting Policies Revenue Recognition, page 24

1.	Please tell us why it is appropriate to use the percentage of completion method of accounting related to your performance tracking services, the NCR+Picker Learning Network and your custom and other research projects and the completed contract method of accounting for your Market Guide contracts. Please note that SOP 81-1 is not intended to apply to “service transactions.”

Response:

In future filings, the Company will revise the revenue recognition disclosure to remove references to SOP 81-1 terminology. Reference to the “percentage of completion method” will be modified to “proportional performance method” and “on a completed contract basis” will be modified to “when the Market Guide is delivered to the principal customers.” As explained further in the following paragraphs, the Company does not apply the guidance of SOP 81-1 to its revenue recognition.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Mr. Jim B. Rosenberg
Ms. Sasha S. Parikh
Ms. Mary Mast
October 5, 2005

We respectfully advise the Staff that the Company evaluates each of these revenue streams based on criteria established in Staff Accounting Bulletin No. 104 Revenue Recognition (“SAB 104”). These criteria include persuasive evidence that an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured.

The Company recognizes revenue from its performance tracking services, the NRC+Picker Learning Network and its custom and other research projects using the proportional performance method pursuant to SAB 104. These services typically include a series of surveys and deliverable reports in which progress can be reliably tracked and the customer is obligated under the contract to pay for the services as they are performed. The Company recognizes the revenue based solely on output measures or key milestones such as survey set up, survey mailings, survey returns, and reporting. The proportion of revenue recognized by the Company is based on the level of completion of these output measures.

The Company recognizes revenue related to Market Guide contracts upon delivery of the guide to the customer pursuant to SAB 104. The Market Guide services are contracted on a final results only basis. There are no defined intermediate progress steps.

2.	With regards to your Market Guide contracts, please tell us why it is appropriate to defer the direct costs of preparing the survey data for the Market Guide until delivery. It appears that costs should be expensed as incurred. Provide us the authoritative accounting literature you are using to defer the costs.

Response:

As noted above, the Company defers recognition of revenue related to Market Guide contracts until delivery of the guide to the customer. Similarly, the Company’s policy is to defer direct and incremental costs related to fulfilling the terms of such contracts. Topic 13.A.3.f. of SAB 104 acknowledges that direct and incremental contract costs may be deferred if such costs bear a direct relationship to the performance of services specified in the contract. The Market Guide contracts are enforceable contracts where the price is fixed and delivery of the guide is expected at a certain point in time. The Company primarily receives payments prior to the delivery of the Market Guide to the customer. The deferred costs are evaluated against contracted revenue to assure recoverability of the deferred costs. Consequently, the Company believes such deferral is appropriate under the guidance of SAB 104.

* * * *

Mr. Jim B. Rosenberg
Ms. Sasha S. Parikh
Ms. Mary Mast
October 5, 2005

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5670 or Russell E. Ryba at (414) 297-5668.

Very truly yours, /s/ Mark T. Plichta Mark T. Plichta

Enclosure

cc:	Michael D. Hays Patrick E. Beans National Research Corporation Benjamin F. Garmer, III Russell E. Ryba Foley & Lardner LLP Alexi A. Wellman KPMG LLP